PERFECT FRY COMPANY LTD.
615 - 71 Avenue S.E.
Calgary, Alberta, Canada T2H 0S7

Tel: (403)255-7712
Fax: (403)255-1725
Toll Free: 1 (800)265-7711

03007419

SUPPL

RECEIVED
OFFICE OF THE SECRETARY
2003 FEB 13 AM 11:07

January 23, 2003

Securities and Exchange Commission
450 - 5th Street NW
Washington, DC 20549
USA

03 FEB 20 AM 7:21

ATTENTION: Secretary

RE: Commission File Number 82-1609

Please find enclosed a copy of our Press Release dated January 23, 2003.

This information is being furnished to the Commission pursuant to Rule 12g3-2(b).

Sincerely,

Sharon Haasdyk

Sharon Haasdyk
Chief Financial Officer

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

dlw 3/14

G:/Data Pool/Investor Relations/Press Releases/SECPRSRL.DOC

FOR IMMEDIATE RELEASE

Perfect Fry Acquires Building

Calgary, Alberta, January 23, 2003 – Gary Calderwood, President and CEO of Perfect Fry Corporation (PNM, TSX-V), announced today plans to acquire a building in Calgary to house the Company's head office and manufacturing.

Mr. Calderwood said the 30-year-old, 18,000-square-foot building will provide more efficient accommodation for the Company's operations in Calgary, and will also generate revenue to offset the mortgage and operating costs.

Purchase price of the building is $1,075,000. The Company has arranged a mortgage of $806,250. Balance of the purchase price will come from general corporate funds. The mortgage will have an initial term of one year at an interest rate of 5.43 percent. Monthly payments of principle and interest will be $5,487. The mortgage will be the Company's only long-term debt.

Mr. Calderwood said the present owner of the building occupies 81 percent of the available space. When the purchase closes on January 31, the current owner will continue to lease the space for an additional 10 months at $7,800 per month, until Perfect Fry moves in on December 1, 2003. Another tenant will continue to occupy an additional 19 percent of the space, leased for 5 years and 10 months from February 1, at a rate of $1,760 a month.

Mr. Calderwood added that by owning its head office and manufacturing premises, rather than continuing to lease premises, Perfect Fry will have an appreciating asset that the Company will be at liberty to modify its needs evolve.

Perfect Fry Corporation is an entrepreneurial company that designs and manufactures a line of high quality, stand-alone deep fryers regarded as the newest and most innovative products on the market. The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol PNM.

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For further information:
Gary Calderwood, President & CEO
Phone: 403-255-7712, Fax: 403-255-1725
e-mail: invest@perfectfry.com Website: www.perfectfry.com

The TSX Venture Exchange has neither approved nor disapproved of the contents of this announcement.